EXHIBIT 6.3

Ultimate Sports, Inc.   2119 North 15th Street   Lafayette, IN 47904
 PH. 765-423-2984   Fax: 765-742-7258


     This agreement is made effective as of September 1, 2001, by and between Ultimate Sports, Inc., of 2119 North 15th Street, Lafayette, Indiana 47904, and Leisure Features, of P.O. Box 14104, 2918 Progress Road, Madison, Wisconsin, 53716.

     In this agreement, the party who is contracting to receive services shall be referred to as "USI" or "Company," and the party who will be providing the services shall be referred to as "Consultant."

     Consultant has a business of providing advertising and sports promotion and is willing to provide these services to USI based on this background to assist the Company in making sales throughout North America and Canada. Consultant agrees to provide "booth space" at various Trade Show locations in North America, for a period of 5 (five) years, commencing with the date of the agreement. In order to compensate Consultant for certain marketing expenses, Consultant will be paid 25,000 shares of non-registered Ultimate Sports, Inc. common stock.

Party receiving services:
Ultimate Sports, Inc.

By: /s/ Kevin Metheny
    Kevin Metheny, President

Party providing services:
Leisure Features

By: /s/ Tom Anderson
    Tom Anderson

Date: 9-28-01
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